

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 6, 2009

<u>**Via: US Mail & Fax**</u>

Mr. Gray Hallgren, Chief Executive Officer
Remote Dynamics, Inc.
400 Chisholm Place, Suite 411,
Plano, TX 75075

> **Re: Remote Dynamics, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on July 22, 2009 and amended on July 30, 2009**
> **File No. 0-26140**

Dear Mr. Hallgren:

We have completed our review of the above filings and do not, at this time, have any further comments.

Sincerely,

Terry French
Accountant Branch Chief